UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE


							May 13, 2005

via facsimile and U.S. mail

Bonnie C. Lind
Chief Financial Officer
Neenah Paper, Inc.
3460 Preston Ridge Road
Alpharetta, Georgia 30005


      Re:  	Neenah Paper, Inc.
      Form 8-K, Filed May 12, 2005
      File No. 001-32240

Dear Ms. Lind:

	We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comments.
1. We note that you intend to file restated financial statements. Please tell us how and when you intend to file restated financial statements. We may have further comment after you file the restated financial statements.
2. Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Form 10-K for the period ended December 31, 2004 in light of the material error you have disclosed. Additionally, tell us what impact the error had on your current evaluation of disclosure controls and procedures as of your quarter ended March 31, 2005.

	If you have any questions, please call Jennifer Goeken at
(202)
824-5287. Please submit a response to these comments within ten business days.

							Sincerely,



							H. Roger Schwall
							Assistant Director